Exhibit 99.1

Advantage Announces Third Quarter 2015 Results

Production Up 19%, Total Cash Costs Down 11%
& Cash Flow Up 25%

(TSX: AAV, NYSE: AAV)

CALGARY, Nov. 5, 2015 /CNW/ - Advantage Oil & Gas Ltd. ("Advantage" or the "Corporation") is pleased to provide its third quarter 2015 operating and financial results which included production near the upper end of guidance despite ongoing TransCanada Pipelines Limited ("TCPL") transportation restrictions.  Advantage's third quarter 2015 cash flow benefited from its industry leading low cost structure, solid well performance and our ongoing natural gas hedging program which partially mitigated a 28% reduction in Aeco Cdn natural gas prices from $4.02/mcf to $2.90/mcf when compared to the same quarter of 2014.

Advantage grew production and production per share by 19% to 149 mmcfe/d in the third quarter of 2015 compared to the second quarter of 2015 following the expansion of the Corporation's 100% owned Glacier gas plant in mid-July 2015.  Glacier Montney well performance continues to demonstrate strong productivity with a total of only 5 new wells required to support higher production levels to the end of the third quarter.  Advantage has a standing well inventory of 31 completed and uncompleted wells which are estimated to provide sufficient production capacity to grow annual production by approximately 39%  to attain our 2016 average production target of 200 mmcfe/d (33,300 boe/d).

Advantage's total cash costs during the third quarter of 2015 decreased by 11% to $0.79/mcfe through its operational achievements and the Corporation's overall focus on improving cost efficiencies.  Advantage's cash flow on a total and per share basis increased by 25% to $34 million and $0.20 per share, respectively as compared to the second quarter of 2015.

TCPL firm and interruptible service restrictions are now expected to continue throughout the fourth quarter of 2015 based on TCPL's most recent maintenance schedule, with restrictions expected to lessen by year end.  As a result, Advantage estimates fourth quarter 2015 production to average approximately 160 mmcfe/d based on the Corporation's average contracted firm service level of 97%, TCPL firm service restrictions and a scheduled Glacier plant outage to accommodate installation of a final compressor unit.  Should surplus TCPL firm and interruptible transportation service become available, Advantage is well positioned to produce in excess of 200 mmcfe/d by accessing its spare plant capacity and its inventory of 18 completed standing wells which are estimated to have a combined initial average 30 day production rate ("IP30") of over 120 mmcf/d.

Advantage's Montney development at Glacier continues to demonstrate industry leading low costs, strong capital efficiencies, low risk drilling and economic development at current commodity prices.  These achievements reinforce our continued progress towards the Corporation's planned average production growth of approximately 29% per year over the next two years.  Details pertaining to Advantage's 2016 Budget and guidance and updated future estimates are targeted to be released prior to year end 2015.

Third Quarter 2015 Operating and Financial Highlights

Funds from operations increased 25% to $34.5 million or $0.20 per share.  Hedging gains of $8.0 million during the third quarter of 2015 partly offset a significant decrease in Canadian natural gas prices, TCPL's transportation restrictions and unplanned outages. Advantage's cash netback for the third quarter of 2015 was $2.51/mcfe ($15.11 /boe) which represents 77% of the realized sales price, including hedging.

Production increased 19% to 149 mmcfe/d (24,808 boe/d) for the third quarter of 2015.  Production for the nine months ended September 30, 2015 averaged 136 mmcfe/d (22,663 boe/d).

Total Debt was $298 million including $12 million of working capital deficit at the end of the third quarter which is consistent with Advantage's development plan.

Advantage's credit facility was reconfirmed at $450 million subsequent to its normal mid-year review process in October, 2015. The Corporation retains an undrawn bank line of $164 million and maintains financial flexibility to support future development.

Industry leading total cash costs decreased 11% to $0.79/mcfe as compared to the second quarter of 2015. Total cash costs include operating expense ($0.36/mcfe), royalties ($0.12/mcfe), general and administrative expense ($0.11/mcfe), and finance expense ($0.20/mcfe).

Strong natural gas hedge positions averaging 52% of forecast production at Aeco Cdn $3.83/mcf from October to December 2015 and 52% of forecast production for 2016 at Aeco Cdn $3.62/mcf  provides near term downside gas price protection.   For 2017, Advantage has hedged an average 16 % of its forecast production at Aeco Cdn $3.37/mcf.

Operational Update

Glacier Montney wells continue to demonstrate strong performance. Advantage required only three new wells to initially increase production capacity from 130 mmcfe/d to 183 mmcfe/d in July 2015.  At the end of the third quarter, a total of only 5 new wells (two Upper Montney, two Middle Montney and one Lower Montney) were required to support higher production levels.  The three initial wells (one Lower Montney and two Upper Montney) were initially brought on production at individual rates of 12 to 21 mmcf/d and are now restricted at rates of 6 to 8 mmcf/d but continue to demonstrate a high average flowing pressure of 8,300 kpa. The remaining two new Middle Montney wells were initially brought on production at 18 and 9 mmcf/d.  All five wells are beginning to indicate lower production declines similar to our 2013 Montney wells which outperformed type curve production expectations.

Two New Liquids Rich Middle Montney wells demonstrate improved production.  Two new Glacier Middle Montney wells from our 2014 drilling program were brought on production in September 2015.  These two wells are located in east Glacier and were completed with a modified completion and frac design compared to our initial 2012 Middle Montney wells. Early indications suggest these wells could outperform Management's current Middle Montney type curve which utilizes an average 30 day intitial production rate ("IP30") of 4 mmcfe/d and a proven plus probable estimated ultimate recovery ("EUR") of 4 Bcfe.  An additional 8 Middle Montney wells remain completed and standing from the 2014 drilling program and will be brought on-stream through 2016.

Advantage initiated drilling on a new Upper and Lower Montney eight well pad and rig released two wells in the third quarter of 2015.  The Corporation is undertaking a prudent approach to begin building future well inventory to support production growth in 2017 and will pace drilling activity through 2016 to preserve balance sheet strength.  We estimate the number of wells required to support our future production growth will decrease as a result of better well performance and require a lower level of well capital due to reduced service costs and improved operational efficiencies.  We expect this lower service cost environment will continue through 2016.

Advantage is continuing to optimize investment returns by preferentially producing our dry gas Upper and Lower Montney wells.  The current low liquids pricing environment reduces the economic return on our liquids rich Middle Montney wells compared to our dry gas wells.  This flexibility is made possible by Advantage's 100% ownership and operatorship of our Glacier gas plant and by managing the production rate and number of our Middle Montney wells that are placed on production.

Advantage's development & facilities at Glacier provides flexibility to accelerate production growth should surplus TCPL transporation capacity become available. With current excess production capability of 120 mmcf/d from 18 completed wells and spare capacity at our Glacier gas plant, Advantage is well positioned to immediately increase production subject to TCPL transportation capacity.  In addition, 13 uncompleted standing wells are available to sustain production levels.  We will continue to closely monitor the ongoing TCPL pipeline transportation situation and evaluate transportation alternatives in the short term.

Continuing TCPL Transportation Restrictions

Based on TCPL's most recent maintenance schedule and information, we anticipate firm and interruptible transportation service restrictions will continue in the fourth quarter of 2015 and subside towards year end.  TCPL firm service restrictions have impacted Advantage production for 24 days in the fourth quarter to date with more TCPL maintenance work scheduled for November.  These ongoing TCPL restrictions create additional challenges to conduct throughput capacity tests on our new equipment and to minimize the impacts of normal maintenance work at Glacier.  TCPL has indicated additional transportation capacity will become available into 2016.

Looking Forward

Advantage's Management and Board are focused on developing the Corporation's Glacier Montney resource play in a manner that grows long term value and preserves financial strength. The ongoing operational achievements at Glacier demonstrate the high quality of our Montney asset and provides a solid foundation to facilitate value growth through lower risk capital investment.  We believe this solid foundation provides a sustainable and profitable model which provides corporate flexibility and resilience in this volatile market environment.

Appendix  - Third Quarter and Nine Months 2015 Operating & Financial Summary

	Three months ended		Nine months ended
Financial and Operating Highlights (1)	September 30		September 30
	2015	2014	2015	2014

Financial ($000, except as otherwise indicated)
Sales including realized hedging	$44,980	$47,190	$122,400	$156,694
Funds from operations	$34,474	$36,818	$91,974	$124,828
per share(2)	$0.20	$0.22	$0.54	$0.74
Total capital expenditures	$39,234	$79,315	$137,379	$149,615
Working capital deficit(3)	$12,273	$48,354	$12,273	$48,354
Bank indebtedness	$285,707	$71,044	$285,707	$71,044
Convertible debentures (face value)	$-	$86,250	$-	$86,250
Basic weighted average shares (000)	170,715	169,789	170,563	169,285
Operating
Daily Production
Natural gas (mcf/d)	147,574	131,553	135,104	129,682
Liquids (bbls/d)	212	161	146	174
Total mcfe/d(4)	148,846	132,519	135,980	130,726
Total boe/d(4)	24,808	22,087	22,663	21,788
Average prices (including hedging)
Natural gas ($/mcf)	$3.25	$3.80	$3.27	$4.30
Liquids ($/bbl)	$45.43	$83.14	$45.16	$93.87
Cash netbacks ($/mcfe)(4)
Natural gas and liquids sales	$2.70	$4.10	$2.65	$4.72
Realized gains (losses) on derivatives	0.58	(0.23)	0.65	(0.33)
Royalties	(0.12)	(0.19)	(0.12)	(0.22)
Operating expense	(0.36)	(0.35)	(0.36)	(0.31)
Operating netback	2.80	3.33	2.82	3.86
General and administrative	(0.11)	(0.12)	(0.15)	(0.17)
Finance expense	(0.20)	(0.19)	(0.20)	(0.22)
Other income	0.02	-	0.01	0.03
Cash netbacks	$2.51	$ 3.02	$2.48	$3.50

(1)	Financial and operating highlights for continuing operations of Advantage.
(2)	Based on basic weighted average shares outstanding.
(3)	Working capital deficit includes trade and other receivables, prepaid expenses and deposits, and trade and other accrued liabilities.
(4)	A boe and mcfe conversion ratio has been calculated using a conversion rate of six thousand cubic feet of natural gas equivalent to one barrel of liquids.

Advisory

The information in this press release contains certain forward-looking statements, including within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements relate to future events or our future intentions or performance. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "guidance", "demonstrate", "expect", "may", "can", "will", "project", "predict", "potential", "target", "intend", "could", "might", "should", "believe", "would" and similar expressions and include statements relating to, among other things, Advantage's ability to grow its Glacier Montney resource play and preserve a strong balance sheet during cycles of volatility in the commodity and financial markets; Advantage's focus on execution and optimization of its development plan and the maintenance of a strong balance sheet and its anticipated effect on per share growth;  Advantage's anticipated production, production per share growth, cash flow per share growth and debt to cash flow ratio including the targeted amount and timing of achievement thereof; expected increases in production in 2015, 2016 and 2017 resulting from Advantage's Glacier development plan; expected maintenance work to be performed by TransCanada during the fourth quarter of 2015; expected number of future drilling locations; anticipated drilling plans, including drilling rigs to be deployed; anticipated timing of completion of expansion of Glacier gas plant and expected effect of completion of such expansion on Advantage's production; anticipated effect of Advantage's Glacier Montney asset, cost structure, strong balance sheet and focused business plan on execution of Advantage's development program and production and cash flow per share growth; and Advantage's belief that its Glacier Montney area provides the opportunity for significant long term value. Advantage's actual decisions, activities, results, performance or achievement could differ materially from those expressed in, or implied by, such forward-looking statements and accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur or, if any of them do, what benefits that Advantage will derive from them.

These statements involve substantial known and unknown risks and uncertainties, certain of which are beyond Advantage's control, including, but not limited to: changes in general economic, market and business conditions; industry conditions; actions by governmental or regulatory authorities including increasing taxes and changes in investment or other regulations; changes in tax laws, royalty regimes and incentive programs relating to the oil and gas industry; the effect of acquisitions; Advantage's success at acquisition, exploitation and development of reserves; unexpected drilling results; changes in commodity prices, currency exchange rates, capital expenditures, reserves or reserves estimates and debt service requirements; the occurrence of unexpected events involved in the exploration for, and the operation and development of, oil and gas properties, including hazards such as fire, explosion, blowouts, cratering, and spills, each of which could result in substantial damage to wells, production facilities, other property and the environment or in personal injury; changes or fluctuations in production levels; delays in anticipated timing of drilling and completion of wells; delays in completion of the expansion of the Glacier gas plant; individual well productivity; competition from other producers; the lack of availability of qualified personnel or management; credit risk; changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced; our ability to comply with current and future environmental or other laws; stock market volatility and market valuations; liabilities inherent in oil and natural gas operations; uncertainties associated with estimating oil and natural gas reserves; competition for, among other things, capital, acquisitions of reserves, undeveloped lands and skilled personnel; incorrect assessments of the value of acquisitions; geological, technical, drilling and processing problems and other difficulties in producing petroleum reserves; ability to obtain required approvals of regulatory authorities; and ability to access sufficient capital from internal and external sources. Many of these risks and uncertainties and additional risk factors are described in the Corporation's Annual Information Form which is available at www.Sedar.com and www.advantageog.com. Readers are also referred to risk factors described in other documents Advantage files with Canadian securities authorities.

With respect to forward-looking statements contained in this press release, Advantage has made assumptions regarding, but not limited to: conditions in general economic and financial markets; effects of regulation by governmental agencies; current and future commodity prices and royalty regimes; future exchange rates; royalty rates; future operating costs; availability of skilled labor; availability of drilling and related equipment; timing and amount of capital expenditures; the impact of increasing competition; the price of crude oil and natural gas; that the Corporation will have sufficient cash flow, debt or equity sources or other financial resources required to fund its capital and operating expenditures and requirements as needed; that the Corporation's conduct and results of operations will be consistent with its expectations; that the Corporation will have the ability to develop the Corporation's properties in the manner currently contemplated; current or, where applicable, proposed assumed industry conditions, laws and regulations will continue in effect or as anticipated; and the estimates of the Corporation's production and reserves volumes and the assumptions related thereto (including commodity prices and development costs) are accurate in all material respects.

Management has included the above summary of assumptions and risks related to forward-looking information provided above its continuous disclosure as filed on Sedar in order to provide shareholders with a more complete perspective on Advantage's future operations and such information may not be appropriate for other purposes. Advantage's actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits that Advantage will derive there from. Readers are cautioned that the foregoing lists of factors are not exhaustive.

These forward-looking statements are made as of the date of this press release and Advantage disclaims any intent or obligation to update publicly any forward-looking statements, whether as a result of new information, future events or results or otherwise, other than as required by applicable securities laws.

Certain type curves presented in this press release represent estimates of the production decline and ultimate volumes expected to be recovered from wells over the life of the well.  Four mmcf/d IP30 and four Bcfe Middle Montney type curves and EUR, respectively are management generated type curves based on a combination of historical performance of older wells and management's expectation of what might be achieved from future wells. The type curves and EUR represent what management thinks an average well will achieve. Individual wells may be higher or lower but over a larger number of wells management expects the average to come out to the type curve. Over time type curves can and will change based on achieving more production history on older wells or more recent completion information on newer wells.

Barrels of oil equivalent (boe) and thousand cubic feet of natural gas equivalent (mcfe) may be misleading, particularly if used in isolation. Boe and mcfe conversion ratios have been calculated using a conversion rate of six thousand cubic feet of natural gas equivalent to one barrel of oil. A boe and mcfe conversion ratio of 6 mcf: 1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

References in this press release to final production test rates, initial test production rates, 30 day production rates ("IP30") and other short-term production rates are useful in confirming the presence of hydrocarbons, however such rates are not determinative of the rates at which such wells will commence production and decline thereafter and are not indicative of long term performance or of ultimate recovery. Additionally, such rates may also include recovered "load oil" fluids used in well completion stimulation. While encouraging, readers are cautioned not to place reliance on such rates in calculating the aggregate production for Advantage. A pressure transient analysis or well-test interpretation has not been carried out in respect of all wells. Accordingly, the Corporation cautions that the test results should be considered to be preliminary.

The Corporation discloses several financial measures that do not have any standardized meaning prescribed under International Financial Reporting Standards ("IFRS"). These financial measures include operating netbacks and debt to cash flow ratio. Management believes that these financial measures are useful supplemental information to analyze operating performance and provide an indication of the results generated by the Corporation's principal business activities. Investors should be cautioned that these measures should not be construed as an alternative to net income or other measures of financial performance as determined in accordance with IFRS. Advantage's method of calculating these measures may differ from other companies, and accordingly, they may not be comparable to similar measures used by other companies. Please see the Corporation's most recent Management's Discussion and Analysis, which is available at www.sedar.com and www.advantageog.com for additional information about these financial measures, including a reconciliation of funds from operations to cash provided by operating activities.

The following abbreviations used in this press release have the meanings set forth below:

boe	barrels of oil equivalent of natural gas, on the basis of one barrel of oil or NGLs for six thousand cubic feet of natural gas
boe/d	barrels of oil equivalent per day
GJ	gigajoule
kpa	kilopascal
mcf	thousand cubic feet
mcfe	thousand cubic feet equivalent on the basis of six thousand cubic feet of natural gas for one barrel of oil or NGLs
mmcf	million cubic feet
mmcf/d	million cubic feet per day
mmcfe	million cubic feet equivalent
mmcfe/d	million cubic feet equivalent per day

SOURCE Advantage Oil & Gas Ltd.

%CIK: 0001468079

For further information: Craig Blackwood, Vice President, Finance and Chief Financial Officer, (403) 718-8005 OR Investor Relations, Toll free: 1-866-393-0393, ADVANTAGE OIL & GAS LTD., 300, 440 - 2nd Avenue SW, Calgary, Alberta T2P 5E9, Phone: (403) 718-8000, Fax: (403) 718-8332, Web Site: www.advantageog.com, E-mail: ir@advantageog.com

CO: Advantage Oil & Gas Ltd.

CNW 20:42e 05-NOV-15